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                             November 29, 2022

       George Terzis
       Chief Financial Officer
       Cosmos Holdings Inc.
       141 West Jackson Blvd, Suite 4236
       Chicago, Illinois 60604

                                                        Re: Cosmos Holdings
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed April 15,
2022
                                                            File No. 001-41308

       Dear George Terzis:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2021

       Item 9A. Controls and Procedures, page 30

   1.                                                   Please revise your
'Evaluation of Disclosure Controls and Procedures' and 'Management   s
                                                        Report on Internal
Control over Financial Reporting' to provide a conclusive statement as to whether controls are
effective or not effective for the period assessed. Refer to Items
                                                        307 and 308(a)(3),
respectively, of Regulation S-K. This comment also applies to your
                                                        Disclosure Controls and
Procedures disclosure included within your Form 10-Q's.
       Report of Independent Registered Public Accounting Firm, page F-1

   2. Please amend your filing to include a conformed signature in the audit report for the years ended December 31, 2021
and 2020, and confirm to us that you received a signed report from the auditor. In
doing so, ensure the amendment includes the entirety of Item
                                                        8 and appropriate
updated certifications that refer to the Form 10-K/A.
 George Terzis
Cosmos Holdings Inc.
November 29, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 with any questions.



FirstName LastNameGeorge Terzis                           Sincerely,
Comapany NameCosmos Holdings Inc.
                                                          Division of
Corporation Finance
November 29, 2022 Page 2                                  Office of Trade &
Services
FirstName LastName